UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, par value of $0.0001 per share
(Title of Class of Securities)
379887201
(CUSIP Number)
Peter Holst
999 18th Street, Suite 1350S
Denver, CO 80202
(303) 640-3838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Peter Holst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP The reporting person disclaims membership in any group. (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,895,168 (See Note 1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,895,168
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (see Note 2)
14	TYPE OF REPORTING PERSON IN - Individual

(1)
Includes (i) 2,957,668 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Glowpoint, Inc. (the “Issuer”), (ii) 875,000 shares of Common Stock subject to stock options presently exercisable at an exercise price of $1.98 per share, and (iii) 62,500 shares of Common Stock underlying time-based Restricted Stock Units that are expected to vest, subject to the terms thereof, within sixty days of the date hereof (the "RSUs"). Pursuant to the Voting Agreement (as defined in Item 4), Mr. Holst has agreed to vote all of his shares of Common Stock and any other shares of voting capital stock of the Issuer Mr. Holst acquires after the execution of the Voting Agreement and prior to the expiration of the Voting Agreement for the approval of the Merger contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)
Based upon 49,813,000 shares of Common Stock reported by the Issuer as outstanding on November 8, 2018, plus the 875,000 shares of Common Stock subject to stock options presently exercisable at an exercise price of $1.98 per share that are owned by the reporting person, plus the 62,500 shares of Common Stock underlying the RSUs.

Item 1. Security and Issuer.
This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by the undersigned on August 10, 2017 (as amended, the “Schedule 13D”) is being filed by the undersigned with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Glowpoint, Inc., a Delaware corporation (the “Issuer” or “Glowpoint”), the principal executive offices of which are located at 999 18th St, Suite 1350S, Denver, Colorado 80202.
Item 2. Identity and Background.
(a)    This statement is filed on behalf of Peter Holst (the “Filing Person”).
(b)    The Filing Person’s business address is 999 18th St, Suite 1350S, Denver, Colorado 80202.
(c)    The Filing Person’s present principal occupation is serving as the President, Chief Executive Officer, and Director of the Issuer.
(d)    During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)    The Filing Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of Transaction.
On December 20, 2018, Glowpoint entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Glowpoint Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Glowpoint (the “Merger Sub”), and SharedLabs, Inc., a Delaware corporation (“SharedLabs”). The Merger Agreement provides that, among other things and subject to the terms and conditions set forth in the Merger Agreement, (i) Glowpoint will effect a reverse stock split of its shares of Common Stock at a ratio to be approved by Glowpoint’s stockholders and board of directors, and which ratio, as set forth in the Merger Agreement, will not be greater than 1-for-30 without SharedLabs’ approval; (ii) the Merger Sub will merge with and into SharedLabs (the “Merger”), with SharedLabs surviving as a wholly-owned subsidiary of Glowpoint; and (iii) in connection therewith, each share of capital stock of SharedLabs issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive shares of Glowpoint’s Common Stock.
On December 20, 2018, in connection with the execution of the Merger Agreement, Glowpoint entered into a voting agreement with each of Jason M. Cory, Mark T. Dinkle and Kishor Khandavalli, each of which is an officer and/or director of SharedLabs, and SharedLabs entered into a voting agreement with each of Patrick J. Lombardi, Kenneth Archer, David Giangano, Peter Holst, James S. Lusk and David Clark, each of which is an officer and/or director of Glowpoint (collectively, the “Voting Agreements”). Each Voting Agreement requires, subject to the terms and conditions thereof, that the stockholder subject thereto vote or cause to be voted all Glowpoint or SharedLabs, as applicable, voting capital stock owned by such stockholder or acquired by the stockholder after the execution of the Voting Agreement and prior to the expiration of the Voting Agreement in favor of the transactions contemplated by the Merger Agreement. As a result, the Voting Agreement executed by Mr. Holst requires, subject to the terms and conditions thereof, that Mr. Holst vote or cause to be voted the 2,957,668 shares of Common Stock beneficially owned by Mr. Holst along with any voting capital stock acquired by Mr. Holst after the execution of the Voting Agreement and prior to the expiration of the Voting Agreement in favor of the transactions contemplated by the Merger Agreement.

The Voting Agreements will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms or (c) the termination of the Voting Agreement by mutual written consent of the parties thereto. The Filing Person disclaims membership in any group arising as a result of the Voting Agreements.
Item 5. Interest in Securities of the Issuer.
(a)–(c)    The information required by Items 5(a)-(c) is set forth in Rows (7)-(13) of the cover page and the footnotes thereto and is incorporated herein by reference. Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, the Filing Person has not effected any transaction in the shares of Common Stock during the past 60 days.
(d)    To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have an interest equal to 5% or more of the Issuer’s common stock resulting from the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The descriptions of the Merger Agreement and the Voting Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit 99.1 and the copy of the Voting Agreement included as Exhibit 99.2 are incorporated by reference herein.
Except as set forth herein, there are no contracts, understandings or relationships between the Filing Person and any other person with respect to the Common Stock.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1
Agreement and Plan of Merger, dated as of December 20, 2018, by and among Glowpoint, Inc., SharedLabs, Inc. and Glowpoint Merger Sub, Inc. (attached as Exhibit 2.1 to Glowpoint’s Current Report on Form 8-K (File No. 001-35376) filed with the Securities and Exchange Commission on December 27, 2018 and incorporated herein in its entirety by reference).

99.2	Voting Agreement, dated as of December 20, 2018, by and between SharedLabs, Inc. and Peter Holst.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 31, 2018

By:	/s/ Peter Holst
Name:	Peter Holst